SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of
1940 and in connection with such notification of registration submits the following information:

NICHOLAS FAMILY OF FUNDS, INC.
(For the Nicholas Focus Fund, a Series thereof)
(Exact Name of Registrant as Specified in its Charter)

700 North Water Street, Milwaukee, Wisconsin 53202
(Address of Principal Business Office)

(414) 272-6133
(Registrants Telephone Number, including Area Code)

David O. Nicholas, President
Nicholas Family of Funds, Inc.
700 North Water Street
Milwaukee, WI 53202

Copy to:
Teresa M. Levy
Michael Best & Friedrich LLP
100 East Wisconsin Avenue
Milwaukee, WI 53202
(Name and Address of Agent for Service)

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

        Pursuant to the requirement of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 11th day of October, 2001.

                                                                                NICHOLAS FAMILY OF FUNDS, INC.

By: /s/ David O. Nicholas
Name: David O. Nicholas
Title:   President

Attest: /s/ Jeffrey T. May
Name: Jeffrey T. May
Title:   Secretary